UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. **)*

ENTERPRISE GP HOLDINGS L.P.
(predecessor to Enterprise ETE LLC)
(Name of Issuer)
Units
(Title of Class of Securities)
293716-10-6
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH[1]	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — estate
1 Numbers reported on this page exclude all Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293716-10-6	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer.
     This Schedule 13D relates to the units representing limited partner interests (the “Units”) in Enterprise GP Holdings L.P., a Delaware limited partnership (the “Issuer” or “EPE”), predecessor to Enterprise ETE LLC, a Delaware limited partnership and successor by merger to the Issuer (“Enterprise ETE”) whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 10 to the Schedule 13D originally filed by certain reporting persons with the Commission on September 9, 2005, as amended by Amendment No. 1 thereto, filed February 15, 2007, Amendment No. 2 thereto, filed May 18, 2007, Amendment No. 3 thereto, filed on February 29, 2008, Amendment No. 4 thereto, filed February 5, 2009, Amendment No. 5 thereto, filed April 29, 2009, Amendment No. 6 thereto, filed July 1, 2009, Amendment No. 7 thereto, filed May 19, 2010, Amendment No. 8 thereto, filed August 23, 2010 and Amendment No. 9 thereto, filed September 15, 2010 (the “Original Schedule 13D”); and (ii) Amendment No. 4 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed May 19, 2010, Amendment No. 2 thereto filed August 23, 2010 and Amendment No. 3 thereto, filed September 15, 2010 (the “Duncan Trustee Schedule 13D”), that included the initial filing on Schedule 13D by the Estate of Dan L. Duncan.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:
     This Schedule 13D is being filed by (i) Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) Dan Duncan LLC, a Texas limited liability company (“DD LLC”), (vi) DD Securities LLC, a Texas limited liability company (“DD Securities”), (vii) Duncan Family Interests, Inc., a Delaware corporation (“DFI”), (viii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), (ix) DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings”), (x) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), (xi) EPCO/Fantome, LLC, a Delaware limited liability company (“Fantome”), and (xii) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD LLC, DD Securities, DFI, DFI Holdings, DFI GP Holdings, EPCO Holdings and Fantome, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO and a Director of Enterprise Products Holdings LLC, the former general partner of the Issuer (“Enterprise Holdings” or the “General Partner”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. Mr. Bachmann and Ms. Williams are also Directors of Enterprise Holdings, and Dr. Cunningham is Chairman of Enterprise Holdings. The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the Chairman of Enterprise Holdings. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently Chief Executive Officer, President, Chief Legal Officer, and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC and a Director of Enterprise Holdings. Mr. Bachmann is a U.S. citizen.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in the General Partner. The General Partner’s principal business address and principal office is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in (i) the General Partner, (ii) the Issuer, (iii) DFI Holdings and (iv) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including Enterprise Products Partners L.P., a publicly traded Delaware limited partnership (“EPD”), and its general partner, and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in (i) the Issuer, (ii) EPD and (iii) DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFI Holdings owns a 1% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly and indirectly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings, Fantome and DFI, and the managers and executive officers of DD LLC and DD Securities (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     As consideration for the Holdings MLP Merger (as defined below), all outstanding Units were converted into the right to receive common units representing limited partner interests (“Common Units”) in EPD based on an exchange ratio of 1.50 Common Units per Unit. In connection with the Holdings GP Merger (as defined below), the 2.0% general partner interest in EPD previously held by Enterprise Products GP, LLC (“Products GP”) was converted into a noneconomic general partner interest.
The information set forth under Item 4 and the agreements filed as Exhibits 99.18 and 99.19 hereto are incorporated into this Item 3 by reference.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     The Issuer announced on November 22, 2010 the completion of its acquisition of the Issuer. Pursuant to an Agreement and Plan of Merger, dated as of September 3, 2010 (the “Holdings MLP Merger Agreement”), by and among EPD, Products GP, Enterprise ETE LLC (“MergerCo”), the Issuer and EPE Holdings, LLC (“EPE GP”), the Issuer merged (the “Holdings MLP Merger”) with and into MergerCo with MergerCo surviving the merger. The Issuer completed the Holdings MLP Merger following approval of the Holdings MLP Merger by a majority of the Issuer’s unitholders entitled to vote on November 22, 2010.
     Pursuant to the Holdings MLP Merger Agreement and immediately prior to the effective time of the Holdings MLP Merger, the Issuer’s previous partnership agreement was amended to provide for the transformation of the approximate 0.01% economic interest of the general partner in the Issuer owned by EPE GP into 13,921 Units, representing an approximate 0.01% limited partner interest in the Issuer and a non-economic general partner interest in the Issuer (the “transformation”) in accordance with the Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of the Issuer.

     Immediately following the transformation and pursuant to the Holdings MLP Merger Agreement and the Agreement and Plan of Merger, dated as of September 3, 2010 (the “Holdings GP Merger Agreement” and, together with the Holdings MLP Merger Agreement, the “Holdings Merger Agreements”), by and among Products GP, the Issuer and EPE GP, Products GP (a wholly owned subsidiary of the Issuer immediately prior to the Holdings GP Merger) merged with and into the Issuer with the Issuer surviving the merger, and succeeding Products GP as the general partner of EPD (the “Holdings GP Merger” and, together with the Holdings MLP Merger, the “Holdings Mergers”).
     Immediately following the Holdings GP Merger, at the effective time of the Holdings MLP Merger, the Issuer merged with and into MergerCo with MergerCo surviving the merger as a wholly owned subsidiary of EPD. As a result of the Holdings MLP Merger and pursuant to the Holdings MLP Merger Agreement, EPE GP succeeded the Issuer as the non-economic general partner of EPD and all outstanding Units (other than Units held by the Issuer, EPD or their respective subsidiaries) were cancelled and converted into the right to receive Common Units based on an exchange rate of 1.5 Common Units per Unit. No fractional Common Units will be issued in the Holdings MLP Merger, and Issuer’s unitholders will, instead, receive cash in lieu of fractional Common Units, if any. The 21,563,177 Common Units previously held by the Issuer became treasury units and were cancelled by EPD immediately following the Holdings MLP Merger.
     The foregoing descriptions of the Holdings MLP Merger Agreement and the Holdings GP Merger are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 99.18 and 99.19, respectively, and incorporated herein by reference.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010		RANDA DUNCAN WILLIAMS
(1)

Dated: December 2, 2010		The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN
	By:	(1)(2)(3)

Dated: December 2, 2010		DAN DUNCAN LLC DFI HOLDINGS, LLC
By: DAN DUNCAN LLC, its sole member

DFI GP HOLDINGS L.P.
By: DFI HOLDINGS, LLC, its general partner
By: DAN DUNCAN LLC, its sole member

ENTERPRISE PRODUCTS COMPANY
	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Enterprise GP Holdings LP Schedule 13D Signature Page

Trustee of the EPCO, Inc. Voting Trust Agreement;
Independent Co-Executor of the Estate of Dan L. Duncan;
Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC; and President and Chief Executive Officer of Enterprise Products Company.

Dated: December 2, 2010	DD SECURITIES LLC EPCO HOLDINGS, INC. EPCO/FANTOME, LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President, Chief Financial Officer and Treasurer of DD Securities LLC
President and Chief Executive Officer of EPCO Holdings,      Inc.
President and Chief Executive Officer of EPCO/Fantome, LLC

Dated: December 2, 2010	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Darryl E. Smith
Darryl E. Smith
Treasurer

Enterprise GP Holdings LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings, Inc., Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Chairman of Enterprise Products Holdings LLC

Michael A. Creel	Vice Chairman and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler	Vice Chairman, Chief Financial Officer and Director;

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC
Appendix A-1

Name	Position with EPCO, Other Present Principal Occupation

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., and Executive Vice President of Enterprise Products Holdings LLC

Patricia A. Totten	Vice President, General Counsel and Secretary
Appendix A-2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Director of Enterprise Products Holdings LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Director of Enterprise Products Holdings LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC;

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Vice Chairman and Director of EPCO; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer EPCO.
Appendix A-3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC, Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Vice Chairman and Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Director, President and CEO and Director of Enterprise Products Holdings LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC
Appendix A-4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation

Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Director — Passive Investment Services of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Entity Services, LLC
Appendix A-5

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings;
Appendix A-6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; President, Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;
Appendix A-7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
Appendix A-8